■ PepcoHoldings, inc.

701 Ninth Street NW
Washington, DC 20068
24-Hour Media Phone (202) 872-2680
www.pepcoholdings.com
NYSE: POM

NEWS RELEASE

For Immediate Release	Media Contact:	Robert Dobkin (202) 872-2680
October 23, 2003	Investor Relations:	Ernie Bourscheid (202) 872-2797

Pepco Holdings Reports Third-Quarter Results
Declares Dividend on Common Stock
Conference Call Scheduled

Pepco Holdings, Inc. (NYSE: POM) today announced third-quarter 2003 consolidated earnings of $157.3 million, or 92 cents per share, on operating revenue of $2.1 billion. The 92 cents includes the favorable impact of a $44.7 million gain, or 26 cents per share, related to the sale of the Edison Place office building and the unfavorable impact of $8.7 million, or 5 cents per share, related to the reserve of a portion of a pre-bankruptcy petition receivable from Mirant Corp., for which Pepco will file a creditor's claim in the bankruptcy proceedings. In the third quarter of 2002, PHI reported consolidated earnings of $115.2 million, or 80 cents per share, on operating revenues of $1.6 billion. PHI was formed to effect Pepco's Aug. 1, 2002 acquisition of Conectiv, a Wilmington, Del.-based holding company.

For the nine months ended Sept. 30, 2003, PHI's consolidated earnings were $175.5 million, or $1.03 per share, on operating revenues of $5.7 billion. These results include the previously reported net unfavorable impacts of $31.1 million, or 18 cents per share, due to Conectiv Energy's cancellation of a contract for the delivery of four combustion turbines and $27 million, or 16 cents per share, in net energy trading losses prior to the cessation of proprietary energy trading. The result also includes the favorable impact of $44.7 million, or 26 cents per share, related to a gain on the Edison Place office building sale, as well as the unfavorable impacts of $8.7 million, or 5 cents per share, related to the Mirant receivable reserve, and the previously reported net charge of $10.4 million, or 6 cents per share, related to Atlantic City Electric's New Jersey deferral disallowance. For the same period in 2002, PHI reported consolidated earnings of $184.1 million, or $1.54 per share, on operating revenue of $2.7 billion.

The 2003 quarterly and year-to-date financial results include PHI's and its subsidiaries' operating results for the full periods. Pursuant to purchase accounting rules, the 2002 periods include the results of Pepco and its pre-merger subsidiaries for the entire periods consolidated with Conectiv's and its subsidiaries' results starting on Aug. 1, 2002, the date the merger was completed. Accordingly, comparisons to the 2002 results for these periods are not meaningful.

COMMON STOCK DIVIDEND DECLARED

PHI's Board of Directors today declared a dividend on common stock of 25 cents per share payable Dec. 31, 2003, to shareholders of record on Dec. 10, 2003.

CONFERENCE CALL FOR INVESTORS

PHI will host a conference call to discuss third-quarter results on Friday, October 24 at 9:00 a.m. EDT. Individual investors, members of the news media and other interested parties may access the conference call "live" on the Internet at http://www.pepcoholdings.com/investors or by telephone at (212) 676-5282. A taped on-demand replay of the conference call will also be available for seven days following the call. To hear the replay, call (800) 633-8284 or (402) 977-9140 and enter access code 21163960. An audio archive also will be available on the PHI Web site.

CURRENT NEWS

Relationship With Mirant Corporation: On July 14, 2003, Mirant Corporation and most of its subsidiaries filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. As more fully described in PHI's Form 10-Q for the quarter ended June 30, 2003 (Second Quarter 10-Q), Potomac Electric Power Company (Pepco), a wholly owned subsidiary of PHI, has several significant commercial relationships with Mirant and its subsidiaries that could be adversely affected by the bankruptcy filing. These consist primarily of (1) Transition Power Agreements (TPAs) under which an affiliate of Mirant is obligated to supply Pepco with all of the capacity and energy needed to fulfill its standard offer service obligations in Maryland until July 2004 and in the District of Columbia until February 2005 and (2) agreements of Mirant to purchase from Pepco the capacity and energy that Pepco is obligated to purchase from third parties under several power purchase agreements (PPA-Related Obligations). Each of these arrangements, based on the current market prices for capacity and energy, are on terms that are favorable to Pepco. In the bankruptcy and related proceedings, Pepco is contesting a motion by Mirant to reject the PPA-Related Obligations. Mirant has not sought to reject the TPAs, but there is no assurance that it will not seek to do so in the course of the bankruptcy proceedings.

The Second Quarter Form 10-Q contains an estimate prepared by Pepco management of Pepco's potential financial exposure if Mirant were successfully to reject the TPAs and the PPA-Related Obligations. Pepco continues to monitor closely its Mirant bankruptcy exposure and believes that the presentation in the Second Quarter Form 10-Q continues to be, subject to the assumptions, limitations and qualifications set forth therein, a reasonable assessment of its potential bankruptcy exposure. PHI expects to provide a more detailed update regarding the Mirant bankruptcy proceedings in its Form 10-Q for the quarter ended Sept. 30, 2003, to be filed on or about Nov. 13, 2003.

Note: The financial information set forth in this press release for the periods ending Sept. 30, 2003, reflects the resolution as of Oct. 23, 2003, of contingencies relating to the Mirant bankruptcy that existed on Sept. 30, 2003. To the extent that events occur or circumstances change after Oct. 23 that further resolve any such contingencies so as to affect the accounting treatment of items for prior periods, the Company may update accordingly the financial information set forth herein.

About PHI: Pepco Holdings, Inc. is a diversified energy company with headquarters in Washington, D.C. Its principal operations consist of Pepco and Conectiv Power Delivery, which deliver 50,000 gigawatt-hours of power to more than 1.8 million customers in Washington, Delaware, Maryland, New Jersey and Virginia. PHI engages in regulated utility operations by delivering electricity and natural gas, and provides competitive energy and energy products and services to residential and commercial customers.

Forward-Looking Statements: Except for historical statements and discussions, the statements in this news release constitute "forward-looking statements" within the meaning of federal securities law. These statements contain management's beliefs based on information currently available to management and on various assumptions concerning future events. Forward-looking statements are not a guarantee of future performance or events. They are subject to a number of uncertainties and other factors, many of which are outside the company's control. Factors that could cause actual results to differ materially from those in the forward-looking statements herein include general economic, business and financing conditions; availability and cost of capital; changes in laws, regulations or regulatory policies; weather conditions; competition; governmental actions; and other presently unknown or unforeseen factors. These uncertainties and factors could cause actual results to differ materially from such statements. PHI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results and prospects of PHI.

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SELECTED FINANCIAL INFORMATION

UNAUDITED CONDENSED STATEMENT OF EARNINGS

Three Months Ended September 30, 2003 (a)
(In Millions, except per share data)

| | Power Delivery | | | Competitive Energy | | | | | |
	Pepco	Conectiv (b)	Total	Conectiv Energy	Pepco Energy Services	Total	Other Non-Regulated (c)	Corporate & Other (d)	PHI Consolidated
Operating Revenue	$518.4	$754.2	$1,272.6	$792.8	$278.9	$1,071.7	$ 28.0	$(252.3)	$2,120.0
Operating Expense	405.2	666.9	1,072.1	748.1	272.9	1,021.0	(62.8) (h)	(225.8)	1,804.5
Operating Income (Loss)	113.2	87.3	200.5	44.7	6.0	50.7	90.8	(26.5)	315.5
Net Income (Loss)	$ 57.1	$ 38.5	$ 95.6	$ 23.1	$ 3.6	$ 26.7	$ 50.4	$ (15.4)	$ 157.3
Earnings (Loss) Per Share - GAAP (e)	**$.33**	**$.23**	**$.56**	**$.14**	**$.02**	**$.16**	**$.29**	**$(.09)**	**$.92**

Supplemental Disclosure and Reconciliation to GAAP (f)

	Pepco	Conectiv	Total	Conectiv Energy	Pepco Energy Services	Total	Other Non-Regulated	Corporate & Other	PHI Consolidated
Earnings (Loss) Per Share - GAAP (per above)	**$.33**	**$.23**	**$.56**	**$.14**	**$.02**	**$.16**	**$.29**	**$(.09)**	**$.92**
Add/(Subtract):									
Mirant Receivable Reserve	.05 (g)	-	.05	-	-	-	-	-	.05 (g)
Building Sale Gain	-	-	-	-	-	-	(.26)	-	(.26) (h)
Earnings (Loss) per share, excluding above items (e)	$.38	$.23	$.61	$.14	$.02	$.16	$.03	$(.09)	$.71

(a) These 2003 amounts reflect the operating results of PHI and its subsidiaries for the entire three month period ended September 30, 2003. The amounts are not comparable with the corresponding 2002 results, which include the results of Pepco and its pre-merger subsidiaries for the entire period consolidated with Conectiv and its subsidiaries results starting on August 1, 2002, the date the merger was completed.

(b) Separate results for Delmarva and ACE are provided in the "Power Delivery Sales Analysis" section, herein.

(c) "Other Non-Regulated" consists of Potomac Capital Investment Corporation (PCI) and Pepco Communications, Inc. (Pepcom). Pepcom owns a 50 percent interest in Starpower Communications, LLC, a joint venture with RCN Corporation.

(d) "Corporate & Other" primarily includes the elimination of all intercompany operating revenues and expenses. In addition, operating expense includes unallocated PHI (parent company) capital costs, such as acquisition financing costs as well as depreciation and amortization related to purchase accounting adjustments for the fair value of non-regulated Conectiv assets and liabilities as of August 1, 2002.

(e) Represents Basic and Diluted earnings per share computed using three-month weighted average shares outstanding of 170,951,000 at September 30, 2003.

(f)   The Company is providing supplemental disclosures that are non-GAAP financial measures. These non-GAAP financial measures differ from reported GAAP because they exclude the unfavorable impact of the Mirant receivable reserve and the favorable impact from the gain on the sale of the Edison Place office building. PHI's management believes that these additional non-GAAP financial disclosures provide useful financial information to investors that in conjunction with reported GAAP earnings will assist investors in assessing the operating performance of PHI and its subsidiaries. However, investors should note that the selection of these non-GAAP measures is a matter of management's judgment.

(g)   This amount relates to a reserve of $14.5 million ($8.7 million after-tax) recorded against a current delinquent receivable from Mirant.

(h)   This amount includes the gain of $68.8 million ($44.7 million after-tax) on the sale of the Edison Place office building.

SELECTED FINANCIAL INFORMATION - Continued

UNAUDITED CONDENSED STATEMENT OF EARNINGS

Three Months Ended September 30, 2002 (a)
(In Millions, except per share data)

	Power Delivery			Competitive Energy					
	Pepco	(b) Conectiv	Total	Conectiv Energy	Pepco Energy Services	Total	(c) Other Non-Regulated	(d) Corporate & Other	PHI Consolidated
Operating Revenue	$516.7	$456.7	$973.4	$557.0	$250.1	$807.1	$27.7	$(167.0)	$1,641.2
Operating Expense	375.7	407.6	783.3	516.4	244.4	760.8	9.0	(169.7)	1,383.4
Operating Income	141.0	49.1	190.1	40.6	5.7	46.3	18.7	2.7	257.8
Net Income (Loss)	$ 70.3	$ 21.4	$ 91.7	$ 22.4	$ 3.4	$ 25.8	$ 7.9	$ (10.2)	$ 115.2
Earnings (Loss) per Share - GAAP (e)	**$.49**	**$.15**	**$.64**	**$.16**	**$.02**	**$.18**	**$.05**	**$(.07)**	**$.80**

(a)   These 2002 amounts reflect the operating results of Pepco and its pre-merger subsidiaries for the entire three month period consolidated with Conectiv's and its subsidiaries' results starting on August 1, 2002, the date the merger was completed. The amounts are not comparable with the corresponding 2003 results, which include PHI's and its subsidiaries' operations for the entire three month period.

(b)   Separate results for Delmarva and ACE are provided in the "Power Delivery Sales Analysis" section, herein.

(c)   "Other Non-Regulated" consists of PCI and Pepcom.

(d)   "Corporate & Other" primarily includes the elimination of all intercompany operating revenues and expenses. In addition, operating expense includes unallocated PHI (parent company) capital costs, such as acquisition financing costs as well as depreciation and amortization related to purchase accounting adjustments for the fair value of non-regulated Conectiv assets and liabilities as of August 1, 2002.

(e)   Represents Basic and Diluted earnings per share computed using three-month weighted average shares outstanding of 144,436,000.

SELECTED FINANCIAL INFORMATION - Continued

UNAUDITED CONDENSED STATEMENT OF EARNINGS

Nine Months Ended September 30, 2003 (a)
(In Millions, except per share data)

	Power Delivery			Competitive Energy			(c) Other Non-Regulated	(d) Corporate & Other	PHI Consolidated
	Pepco	(b) Conectiv	Total	Conectiv Energy	Pepco Energy Services	Total			
Operating Revenue	$1,221.9	$1,939.3	$3,161.2	$2,335.5	$828.9	$3,164.4	$ 92.6	$(671.1)	$5,747.1
Operating Expense	991.6	1,712.0	2,703.6	2,426.5 (e)	831.2	3,257.7	(42.2) (k)	(693.4)	5,225.7
Operating Income (Loss)	230.3	227.3	457.6	(91.0)	(2.3)	(93.3)	134.8	22.3	521.4
Extraordinary Item (net of taxes of $4.1 million)	-	5.9	5.9	-	-	-	-	-	5.9
Net Income (Loss)	$ 102.0	$ 86.2	$ 188.2	$ (62.0) (e)	$ .7	$ (61.3)	$ 68.8	$ (20.2)	$ 175.5
Earnings (Loss) Per Share - GAAP (f)	**$.60**	**$.51**	**$1.11**	**$(.36)**	**$ -**	**$(.36)**	**$.40**	**$(.12)**	**$1.03**

Supplemental Disclosure and Reconciliation to GAAP   (g)

	Pepco	Conectiv	Total	Conectiv Energy	Pepco Energy Services	Total	Other Non-Regulated	Corporate & Other	PHI Consolidated
Earnings (Loss) Per Share -GAAP (per above)	**$.60**	**$.51**	**$1.11**	**$(.36)**	**$ -**	**$(.36)**	**$.40**	**$(.12)**	**$1.03**
Add (Subtract):									
CT Cancellation	-	-	-	.39 (h)	-	.39	-	(.21) (h)	.18 (h)
Trading Losses, Net	-	-	-	.16 (i)	.-	.16	-	-	.16 (i)
Mirant Receivable Reserve	.05 (j)	-	.05	-	-	-	-	-	.05 (j)
Building Sale Gain	-	-	-	-	-	-	(.26)	-	(.26)(k)
ACE Deferral Disallowance	-	.06 (l)	.06	-	-	-	-	-	.06 (l)
Earnings (Loss) per Share, Excluding above items (f)	$.65	$.57	$1.22	$ .19	$ -	$ .19	$.14	$(.33)	$1.22

(a) These 2003 amounts reflect the operating results of PHI and its subsidiaries for the entire nine month period ended September 30, 2003. The amounts are not comparable with the corresponding 2002 results, which include the results of Pepco and its pre-merger subsidiaries for the entire period consolidated with Conectiv and its subsidiaries results starting on August 1, 2002, the date the merger was completed.

(b) Separate results for Delmarva and ACE are provided in the "Power Delivery Sales Analysis" section, herein.

(c) "Other Non-Regulated" consists of PCI and Pepcom.

(d) "Corporate & Other" primarily includes the elimination of all intercompany operating revenues and expenses. In addition, operating expense includes the reversal of a purchase accounting adjustment related to the cancellation of the Conectiv Energy combustion turbines of $57.9 million ($34.6 million after tax, see (h) below), as well as unallocated PHI (parent company) capital costs, such as acquisition financing costs as well as depreciation and amortization related to purchase accounting adjustments for the fair value of non-regulated Conectiv assets and liabilities as of August 1, 2002.

(e) Operating expense includes $110.7 million related to the cancellation of the CT contract. Net loss reflects the after-tax impact of the cancellation of $65.7 million (see (h) below).

(f) Represents Basic and Diluted earnings per share computed using nine-month weighted average shares outstanding of 170,490,000 at September 30, 2003.

(g) The Company is providing supplemental disclosures that are non-GAAP financial measures. These non-GAAP financial measures differ from reported GAAP because they exclude the loss on the cancellation of the CT contract, the Conectiv Energy net energy trading loss, the Mirant receivable reserve, the gain on the sale of the Edison Place office building, and the net ACE New Jersey deferral disallowance charge. Management of PHI believes that these additional non-GAAP financial disclosures provide useful financial information to investors that in conjunction with reported GAAP earnings will assist investors in assessing the operating performance of PHI and its subsidiaries. However, investors should note that the selection of these non-GAAP measures is a matter of management's judgment.

(h) Conectiv Energy's results include a charge of $110.7 million ($65.7 million after-tax), or an unfavorable 39 cents per share, related to the CT cancellation. This unfavorable impact at Conectiv Energy is partially offset by $57.9 million ($34.6 million after-tax), or a favorable impact of 21 cents per share (with 1-cent rounding) in Corporate & Other, resulting from the reversal of a purchase accounting fair value adjustment made on the date of the merger. Overall the net impact of these two transactions is $52.8 million ($31.1 million after-tax) or an 18 cents per share unfavorable impact on consolidated earnings.

(i) This amount represents the $27 million after-tax, or 16 cents per share, unfavorable impact resulting from net trading losses prior to the cessation of proprietary trading.

(j) This amount relates to a reserve of $14.5 million ($8.7 million after-tax) recorded against a current delinquent receivable from Mirant.

(k) This amount includes the gain of $68.8 million ($44.7 million after-tax) on the sale of the Edison Place office building.

(l) This amount represents the previously reported charge of $27.5 million ($16.3 million after-tax) related to ACE's New Jersey deferral disallowance, net of $10.0 million ($5.9 million after-tax) related to the Company's reversal of previously accrued deferral amounts that were deemed recoverable. The net impact of these two second quarter 2003 events is $17.5 million ($10.4 million after-tax) or 6 cents per share.

SELECTED FINANCIAL INFORMATION - Continued

UNAUDITED CONDENSED STATEMENT OF EARNINGS

Nine Months Ended September 30, 2002 (a)
(In Millions, except per share data)

	Power Delivery			Competitive Energy			(c)	(d)	
	Pepco	Conectiv (b)	Total	Conectiv Energy	Pepco Energy Services	Total	Other Non-Regulated	Corporate & Other	PHI Consolidated
Operating Revenue	$1,223.5	$456.7	$1,680.2	$557.0	$567.4	$1,124.4	$79.0	$(166.9)	$2,716.7
Operating Expense	948.8	407.6	1,356.4	516.4	561.0	1,077.4	29.7	(169.7)	2,293.8
Operating Income	274.7	49.1	323.8	40.6	6.4	47.0	49.3	2.8	422.9
Net Income (Loss)	$ 125.3	$ 21.4	$ 146.7	$ 22.4	$ 4.4	$ 26.8	$20.9	$ (10.3)	$ 184.1
Earnings (Loss) per Share - GAAP (e)	**$1.05**	**$.18**	**$1.23**	**$.19**	**$.04**	**$.23**	**$.17**	**$(.09)**	**$1.54**

(a) These 2002 amounts reflect the operating results of Pepco and its pre-merger subsidiaries for the entire nine month period consolidated with Conectiv and its subsidiaries results starting on August 1, 2002, the date the merger was completed. The amounts are not comparable with the corresponding 2003 results, which include PHI and its subsidiaries operations for the entire nine month period.

(b) Separate results for Delmarva and ACE are provided in the "Power Delivery Sales Analysis" section, herein.

(c) "Other Non-Regulated" consists of PCI and Pepcom.

(d) "Corporate & Other" primarily includes the elimination of all intercompany operating revenues and expenses. In addition, operating expense includes unallocated PHI (parent company) capital costs, such as acquisition financing costs as well as depreciation and amortization related to purchase accounting adjustments for the fair value of non-regulated Conectiv assets and liabilities as of August 1, 2002.

(e) Represents Basic and Diluted earnings per share computed using nine-month weighted average shares outstanding of 119,703,000.

CONSOLIDATED QUARTERLY RESULTS

PHI today reported consolidated earnings for the three months ended Sept. 30, 2003 of $157.3 million, or 92 cents per share. The 92 cents includes the favorable impact of a $44.7 million gain, or 26 cents per share, related to the sale of the Edison Place office building and the unfavorable impact of $8.7 million, or 5 cents per share, related to a reserve established for a portion of a Mirant pre-bankruptcy petition receivable. PHI reported consolidated earnings of $115.2 million, or 80 cents per share, for the third quarter of 2002.

Comparisons of the 2003 quarter to the same quarter last year are not meaningful because, while the 2003 amounts represent the results of PHI and its subsidiaries, including Conectiv and its subsidiaries, for the full period, under purchase accounting rules, 2002 includes the results of Pepco for the full period and Conectiv and its subsidiaries starting on Aug. 1, 2002, the date the merger was completed.

Earnings per share for the third quarter of 2003 were impacted by the increase in the average number of PHI common shares outstanding (170,951,000 shares in 2003 compared to 144,436,000 shares in 2002) primarily as a result of shares issued to acquire Conectiv.

Power Delivery Results

The power delivery segments of PHI earned $95.6 million for the third quarter of 2003. These results include $57.1 million of earnings for Pepco and $38.5 million of earnings for Conectiv Power Delivery. Pepco's earnings reflect a decrease of $13.2 million over the same period last year primarily due to increased purchased energy expenses resulting from the recording of a reserve ($8.7 million after-tax) reflecting potential exposure related to a portion of its pre-petition receivable from Mirant Corp., for which Pepco will file a creditor's claim in the bankruptcy proceedings. The remaining decrease from last year's third quarter activity of $4.5 million (after-tax) is primarily related to an increase in O&M expenses primarily due to storm restoration expenses.

Results for Conectiv Power Delivery for the same period last year are not included because due to the application of purchase accounting rules, the periods are not comparable.

Competitive Energy Results

The competitive energy segments earned $26.7 million in the third quarter of 2003. These results include earnings of $23.1 million for Conectiv Energy and earnings of $3.6 million for Pepco Energy Services. For the comparable period in 2002 Pepco Energy Services had earnings of $3.4 million.

Other Non-Regulated Results

The other non-regulated segment earned $50.4 million for the third quarter of 2003 compared to earnings of $7.9 million during the same period in 2002. The increase in earnings primarily relates to the $44.7 million after-tax gain from the sale of the Edison Place building, which was recorded by PCI during the third quarter of 2003.

CONSOLIDATED NINE-MONTH RESULTS

PHI today reported consolidated earnings for the nine months ended Sept. 30, 2003, of $175.5 million, or $1.03 per share. Consolidated earnings per share include the favorable 26-cent per share impact from the gain on the sale of Edison Place and the 5-cent per share unfavorable impact of a reserve established for a Mirant pre-bankruptcy receivable. Additionally, the previously reported net unfavorable impact of $31.1 million, or 18 cents per share, resulting from the cancellation of the Conectiv Energy combustion turbine contract, the $27 million, or 16 cents per share, in net energy trading losses prior to proprietary trading being halted in the first quarter of 2003, and the $10.4 million, or 6-cent per share, resulting from the ACE New Jersey deferral disallowance, are also included in the $1.03 per share nine-month earnings. PHI reported consolidated earnings of $184.1 million, or $1.54 per share, for the nine-month period in 2002.

Comparisons to the same nine-month period last year are not meaningful because, while 2003 amounts represent the results of PHI and its subsidiaries, including Conectiv and its subsidiaries, for the full period, under purchase accounting rules, 2002 includes the results of Pepco for the full period and Conectiv and its subsidiaries starting on Aug. 1, 2002, the date the merger was completed.

Earnings per share for the nine months of 2003 were impacted by the increase in the average number of PHI common shares outstanding (170,490,000 shares in 2003 compared to 119,703,000 shares in 2002) primarily as a result of shares issued to acquire Conectiv.

Power Delivery Results

The power delivery segments of PHI earned $188.2 million for the nine months ended Sept. 30, 2003. These results include $102 million of earnings for Pepco and $86.2 million of earnings for Conectiv Power Delivery. Pepco's earnings of $102 million reflect a decrease of $23.3 million over the same period last year primarily due to lower operating revenues related to lower prices for energy use management in the PJM market and lower sales ($6.8 million after-tax), increased O&M expenses primarily due to pension related costs and storm restoration expenses ($12.1 million after-tax), and increased purchased energy expenses representing the recording of a reserve ($8.7 million after-tax) reflecting potential exposure related to a portion of a pre-petition receivable from Mirant Corp., for which Pepco will file a creditor's claim in the bankruptcy proceedings.

Results for Conectiv Power Delivery for the same period last year are not included because due to the application of purchase accounting rules, the periods are not comparable.

Competitive Energy Results

The competitive energy segments lost $61.3 million in the nine-month 2003 period. These results include a loss of $62 million for Conectiv Energy and earnings of $700,000 for Pepco Energy Services. For the comparable period in 2002 Pepco Energy Services had earnings of $4.4 million.

The Conectiv Energy loss of $62 million includes the impact of the previously reported first-quarter cost of $65.7 million for Conectiv Energy due to the cancellation of gas turbine equipment on order and the $27 million in net energy trading losses (including the February 2003 net trading loss of $20 million) incurred prior to the previously reported cessation of proprietary trading. The unfavorable impact of $65.7 million due to the cancellation of gas turbine equipment does not include a related favorable $34.6 million purchase accounting adjustment that was recorded during the first quarter at only the PHI parent company level.

The $3.7 million decrease in Pepco Energy Services' 2003 earnings compared to 2002 is primarily due to lower operating hours by its power plants in the mild summer months of 2003 compared to the summer of 2002. In addition, the natural gas commodity business had lower gross margins in 2003 compared to 2002 primarily due to higher natural gas supply prices in the first quarter of 2003.

Other Non-Regulated Results

The other non-regulated segment earned $68.8 million for the nine months ended Sept. 30, 2003, compared to earnings of $20.9 million for the same period in 2002. The increase in earnings primarily relates to the $44.7 million after-tax gain from the sale of the Edison Place building recorded in the third quarter of 2003.

OTHER INFORMATION

Consolidated Condensed Balance Sheets
(Unaudited at September 30, 2003)

	September 30, 2003	December 31, 2002
	(In Millions)	
ASSETS		
Total Current Assets	$ 1,886.5	$ 1,701.9
Total Investments and Other Assets	4,443.9	4,348.2
Net Property, Plant and Equipment	6,780.8	6,798.0
Total Assets	$13,111.2	$12,848.1
LIABILITIES AND SHAREHOLDERS' EQUITY		
Total Current Liabilities	$ 2,395.7	$ 2,596.6
Total Deferred Credits	2,157.6	2,022.6
First Mortgage Bonds and Medium-Term Notes	5,058.6	4,712.8
Capital Lease Obligations	116.5	119.6
Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust which holds Solely Parent Junior Subordinated Debentures	220.0	290.0
Mandatorily Redeemable Serial Preferred Stock	72.9	75.4
Serial Preferred Stock	35.3	35.3
Total Shareholders' Equity	3,054.6	2,995.8
Total Liabilities and Shareholders' Equity	$13,111.2	$12,848.1

Capitalization

Under an SEC Financing Order dated July 31, 2002, PHI must for regulatory purposes under the Public Utility Holding Company Act maintain a ratio of common stock equity to total capitalization (consisting of common stock, preferred stock, if any, long-term debt, and short-term debt) of at least 30 percent. PHI's ratio was 32.0 percent and 31.6 percent at September 30, 2003 and December 31, 2002, respectively. The information required to make these calculations is provided below:

	September 30, 2003	December 31, 2002
	(In Millions)	
Short-term Debt (a)	$ 673.0	$ 812.7
Long-term Debt (b)	5,481.7	5,277.5
Redeemable Preferred Securities (c)	220.0	290.0
Preferred Stock (d)	108.2	110.7
Shareholders' Equity	3,054.6	2,995.8
Total Capitalization	$9,537.5	$9,486.7

(a) Excludes current maturities of long-term debt, capital lease obligations due within one year, and Variable Rate Demand Bonds.
(b) Excludes capital lease obligations. Includes first mortgage bonds, medium-term notes, current maturities of long-term debt ($264.7 million and $406.3 million, respectively), and Variable Rate Demand Bonds ($158.4 million for each period).
(c) Company obligated mandatorily redeemable preferred securities of subsidiary trust which holds solely parent junior subordinated debentures.
(d) Represents Mandatorily Redeemable Serial Preferred Stock and Serial Preferred Stock.

Power Delivery Sales Analysis [a]

Three Months Ended September 30, 2003
(Dollars in Millions)

| | | CPD | | | |
	Pepco	DPL	ACE	Total	Total
Operating Revenue					
Electric Revenue	$511.4	$317.2	$409.8	$727.0	$1,238.4
Gas Revenue	-	25.6	-	25.6	25.6
Other	7.0	.3	1.3	1.6	8.6
Total	$518.4	$343.1	$411.1	$754.2	$1,272.6
Operating Expense	405.2	312.3	354.6	666.9	1,072.1
Operating Income	113.2	30.8	56.5	87.3	200.5
Net Income	$ 57.1	$ 13.3	$ 25.2	$ 38.5	$ 95.6

	Pepco	CPD	Total
Electric Gigawatt Hours - Delivered	7,334	6,856	14,190
Electric Gigawatt Hours - SOS	4,545	6,188	10,733
Gas Sales - DTH	-	2,615,927	2,615,927

[a]   Prior period is not comparable. The 2002 Conectiv Power Delivery (CPD) amounts are included in PHI's operating results starting August 1, 2002 the date the merger was completed.

Power Delivery Sales Analysis [a]

Nine Months Ended September 30, 2003
(Dollars in Millions)

	Pepco	CPD DPL	CPD ACE	CPD Total	Total
Operating Revenue					
Electric Revenue	$1,204.8	$824.5	$963.3	$1,787.8	$2,992.6
Gas Revenue	-	144.3	-	144.3	144.3
Other	17.1	1.2	6.0	7.2	24.3
Total	$1,221.9	$970.0	$969.3	$1,939.3	$3,161.2
Operating Expense	991.6	864.5	847.5	1,712.0	2,703.6
Operating Income	230.3	105.5	121.8	227.3	457.6
Extraordinary Item (net of taxes of $4.1 million)	-	-	5.9	5.9	5.9
Net Income	$ 102.0	$ 45.9	$ 40.3	$ 86.2	$ 188.2

	Pepco	CPD	Total	
Electric Gigawatt Hours - Delivered	19,909	18,235	38,144	
Electric Gigawatt Hours - SOS	12,394	16,324	28,718	
Gas Sales - DTH	-	17,601,465	17,601,465	-

[a]   Prior period is not comparable. The 2002 CPD amounts are included in PHI's operating results starting August 1, 2002 the date the merger was completed.

Weather Data - Quarter Ended September 30,

	Pepco		Conectiv Power Delivery	
	2003	2002	2003	2002
Cooling Weather Data				
Cooling Degree Days	1,017	1,255	922	1,006
Average Experience	1,003	985	825	813
Percent Difference from Average	1.4%	27.4%	11.8%	23.7%
Percent Difference from Prior Year	(19.0)%	-	(8.3)%	-

Weather Data - Nine Months Ended September 30,

	Pepco		Conectiv Power Delivery	
	2003	2002	2003	2002
Heating Weather Data				
Heating Degree Days	2,922	2,197	3,393	2,539
Average Experience	2,518	2,550	2,897	2,938
Percent Difference from Average	16%	(13.8)%	17.1%	(13.6)%
Percent Difference from Prior Year	33%	-	33.6%	-
Cooling Weather Data				
Cooling Degree Days	1,272	1,792	1,133	1,372
Average Experience	1,414	1,387	1,126	1,110
Percent Difference from Average	(10.0)%	29.2%	.6%	23.6%
Percent Difference from Prior Year	(29)%	-	(17.4)%	-

Share Information

	2003	2002
Stock Price Information (52 week range at September 30)		
High	$21.08	$23.83
Low	$16.10	$15.37
Close	$17.28	$19.95
Weighted Average Shares Outstanding (Rounded) - Quarter	170,951,000	144,436,000
Year-to-Date	170,490,000	119,703,000
Book Value per Share - End of Period	$17.82	$17.60

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